UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                                Antenna TV S.A.
                                ---------------
                               (Name of Issuer)


           Shares of capital stock, nominal value GRD 100 per share
           --------------------------------------------------------
                        (Title of Class of Securities)


                                  03672N 10 0
                                  -----------
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 Rule 13d-1(b)     [_]

 Rule 13d-1(c)     [_]

 Rule 13d-1(d)     [X]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03672N100                     SCHEDULE 13G                 Page 2 of 6
          ---------

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1.       Name of Reporting Person           Globecast Holdings Limited
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a)      [_]
         if a Member of a Group             (b)      [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization        Ireland

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Number of Shares     (5)      Sole Voting Power            3,752,162
Beneficially         (6)      Shared Voting Power          0
Owned by Each        (7)      Sole Dispositive Power       3,752,162
Reporting Person     (8)      Shared Dispositive Power     0

--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,752,162

--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                               _______

--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9      18.9%

--------------------------------------------------------------------------------

12.      Type of Reporting Person                             CO

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

CUSIP NO. 03672N100                     SCHEDULE 13G                 Page 3 of 6
          ---------

--------------------------------------------------------------------------------

1.       Name of Reporting Person           Theodore Kyriakou
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [_]

--------------------------------------------------------------------------------

3.       S.E.C. Use Only

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization     Greek

--------------------------------------------------------------------------------

Number of Shares     (5)      Sole Voting Power            3,752,162
Beneficially         (6)      Shared Voting Power          0
Owned by Each        (7)      Sole Dispositive Power       3,752,162
Reporting Person     (8)      Shared Dispositive Power     0
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,752,162

--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                               _______

--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9      18.9%

--------------------------------------------------------------------------------

12.      Type of Reporting Person                             IN

--------------------------------------------------------------------------------

CUSIP NO. 03672N100                     SCHEDULE 13G                 Page 4 of 6
          ---------



                                 SCHEDULE 13G

                  Shares of capital stock, nominal value GRD 100 per share (the "Shares").


Item 1.             (a)      Name of Issuer

                    Antenna TV S.A.


                    (b)      Address of Issuer's Principal Executive Offices


                    Kifissias Avenue 10-12
                    Maroussi 151 25,
                    Athens, Greece

Item 2.             (a)      Names of Persons Filing


                    Globecast Holdings Limited ("Globecast")
                    Mr. Theodore Kyriakou


                    (b)      Address of Principal Business Office


                    Globecast:  Clan William Terrace
                                Dublin 2
                                Ireland


                    Kyriakou:   Kifissias Avenue 10-12
                                Maroussi 151 25,
                                Athens, Greece


                    (c)      Citizenship


                    Globecast -- Irish

                    Kyriakou  -- Greek


                    (d)      Title of Class of Securities


                    Shares of capital stock, nominal value GRD 100 per share.



                    (e)      CUSIP Number

                             03672N 10 0

CUSIP NO. 03672N100                     SCHEDULE 13G                 Page 5 of 6
          ---------


Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b).

Item 4. Globecast beneficially owns an aggregate of 3,752,162 Shares which represents approximately 18.9% of the issued and outstanding Shares. Globecast has the sole power to vote or direct the vote of 3,752,162 Shares and the sole power to dispose or to direct the disposition of 3,752,162 Shares.

                    Kyriakou is the sole shareholder of Globecast and may be deemed to beneficially own an aggregate of 3,752,162 Shares which represents approximately 18.9% of the issued and outstanding Shares. Kyriakou may be deemed to have the sole power to vote or direct the vote of 3,752,162 Shares and the sole power to dispose or to direct the disposition of 3,752,162 Shares.

Item 5.             Ownership of Five Percent or Less of a Class

                    Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of
                    Another Person

                    Not applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                    Not applicable.

Item 8.             Identification and Classification of Members of the Group

                    Not applicable.

Item 9.             Notice of Dissolution of Group

                    Not applicable.

Item 10.            Certification

                    Not applicable.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 03672N100                     SCHEDULE 13G                 Page 6 of 6
          ---------



                                  SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2001

                                              GLOBECAST INVESTMENTS LIMITED




                                              By: /s/ Theodore Kyriakou
                                                  ------------------------------
                                                  Name: Theodore Kyriakou
                                                  Title:  President




                                              /s/ Theodore Kyriakou
                                              ----------------------------------
                                              Theodore Kyriakou